UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 2Q19 Year-Over-Year Gross Bookings Up 15% on an FX Neutral Basis

WILMINGTON, Del.--(BUSINESS WIRE)--August 8, 2019--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the three and six months ended June 30, 2019. Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

Second Quarter 2019 Key Financial and Operating Highlights

(For definitions see page 11)

  Gross bookings of $1.1 billion, up 15% year-over-year on an FX neutral basis (down 6% as reported)
  Transactions and Room Nights down 6% and 8% YoY, respectively.
    Excluding Argentina, transactions declined 4% and Room Nights were flat YoY, while gross bookings increased 3%
  Share of mobile transactions up 552 basis points YoY, accounting for 38% of total transactions
  Net Promoter Score (NPS) up 380 bps YoY
  Revenues totaled $114.1 million, up 5% on an FX neutral basis (down 11% as reported)
  Packages, Hotels and Other Travel Products accounted for 59% of total revenue flat when compared to 2Q18, while standalone packages transactions increased 6% year-on-year
  Reported 2Q19 Adjusted EBITDA was a $7.3 million loss compared to positive $12.0 million in 2Q18. Excluding the impacts from the rebranding campaign charges and exposure to Avianca Brasil, Adjusted EBITDA would have been positive $2.9 million, mainly reflecting challenging macro in Argentina and to a lesser extent Brazil, as well as an increase in marketing expenses towards rebranding
  Operating cash flow of $15.9 million in 2Q19, compared to $0.3 million in 2Q18
  Repurchased $19.7 million in shares year-to-date, including $2.9 million repurchased in 2Q19. On August 1, 2019, the Board of Directors approved a new share buyback program for US$100 million
  Launched re-branding campaign in April to convey new value proposition “Create travel experiences that enrich your life”
  As of July 31, 2019, closed acquisition of all subsidiaries of Viajes Falabella adding a unique platform in the fastest growing regions with a strong position in packages

Message from CEO

Commenting on the Company’s results, Damian Scokin, CEO stated, “We are making good progress on executing our strategic priorities, even as we faced adverse macro conditions in the quarter in our key markets, principally in Argentina and to a lesser extent in Brazil. This quarter was also marked by the roll-out of our re-branding campaign. By taking our brand to the next level, we seek to reinforce our customer centric approach and our strategy of driving growth in repeat customers further strengthening our leading position in Latin America. This entailed a shift in marketing investments into branding. The initial lower return on investment was over by late May with this trend continuing into June and July. Reflecting our confidence in the long-term prospects for the Company and expectations for improving macro conditions and industry trends, the Board of Directors recently authorized a US$100 million share buy-back program to be promptly executed.”

“We remain confident that our strategic investments, including the recent rebranding and Viajes Falabella acquisition, are creating further differentiation from our competitors to drive sustained market share gains. Along with an improving macro environment, we are well positioned to deliver better financial results that will drive long-term shareholder value,” concluded Mr. Scokin.

Operating and Financial Metrics Highlights
(In millions, except as noted)
	2Q19	2Q18	% Chg
Operating metrics
Number of transactions	2.4	2.6	(6%)
Gross bookings	$1,118.1	$1,184.4	(6%)
Mix of mobile transactions	38%	33%	+552 bps
Financial metrics
Revenues	$114.1	$128.3	(11%)
Air	$47.4	$53.2	(11%)
Packages, Hotels & Other Travel Products	$66.7	$75.1	(11%)
Net income	($16.5)	$1.2	(1428%)
Adjusted EBITDA	($7.3)	$12.0	(161%)
One-time Items
Charges from exposure to Avianca Brasil	($1.6)
Rebranding Charges	($8.6)
Adjusted EBITDA (Excl. One-time items)	$2.9	$12.0	(76%)

Overview of Second Quarter 2019 Results

Rebranding Campaign

During 2Q19, the Company launched a rebranding campaign focusing on its customer centric approach, reinforcing its strong technological commitment and introducing new product initiatives. The campaign was launched during the seasonally slower second quarter to benefit from more cost-effective marketing expenditures as well as to build brand awareness ahead of stronger travel periods. The impact of the rebranding initiative on 2Q19 results was two-fold. First, the Company incurred a one-time $8.6 million selling and marketing expenditure. Second, this initiative entailed a shift in marketing investments into branding, which had a positive impact starting late May and continuing into June and July. Despite these factors, market share in the quarter remained stable YoY (as per management estimates based on GDS and OAG data).

Judicial Recovery Proceeding of Avianca Brasil - Suspension of its Operations in Brazil

The Company’s results for the second quarter were impacted by the suspension of operations of Avianca Brasil, which initiated a Judicial Recovery Proceeding (Recuperacao Judicial) in December 2018 and, ultimately ceased all its operations in Brazil in May 2019. Since December of last year, Despegar has proactively worked to reduce its exposure to Avianca Brasil. During the second quarter, the Company wrote-off $1.6 million of this exposure. As of June 30, 2019, there was an outstanding exposure to Avianca Brasil of $8.3 million, primarily related to advance payments made to the airline to secure tickets for Despegar’s customers. Payment of this amount is guaranteed by a Brazilian non-financial institution. Despegar has initiated legal actions to recover from the guarantor. Based on the advice of Brazilian outside counsel, Despegar is entitled to enforce the guarantee and recover the guaranteed amounts. The Company cannot assure that it will not be required to undertake further write-offs of its exposure to Avianca Brasil in the future.

Acquisition of Viajes Falabella in Chile, Peru, Argentina and Colombia

On June 7, 2019, Despegar completed the acquisition of Viajes Falabella in Argentina, Chile and Peru by acquiring all issued and outstanding common shares in exchange for cash for a total consideration of $22.3 million, of which $19 million corresponds to the outstanding shares and $3.3 million to license the brand. Of this, $11.2 million was paid at closing, and the remainder is to be paid in two installments of $5.6 million due in one and two years from the closing date, respectively.

The allocation of the purchase consideration to assets and liabilities is not yet finalized. Preliminary allocation of the purchase price was based upon a preliminary valuation, and the Company’s estimates and assumptions are subject to change within the measurement period. Preliminary goodwill of $12.9 million arising from the acquisition was primarily attributed to synergies resulting from the combined company.

On July 31, 2019, the Company finalized the acquisition of Viajes Falabella Colombia’s operations, for a total consideration of $4.7 million, of which $4 million corresponds to the outstanding shares and $0.7 million to license the brand. Of this, $2.3 million was paid at closing, and the remainder is to be paid in two installments of $1.2 million due in one and two years from the closing date, respectively.

2Q19 results include one month of operations of Viajes Falabella operations in Chile, Peru and Argentina.

Key Operating Metrics
(In millions, except as noted)
	2Q19		2Q18		% Chg
	$	% of total	$	% of total
Gross Bookings	$1,118.1		$1,184.4		(6%)
Average selling price (ASP) (in $)	$457		$454		1%
Number of Transactions by Segment & Total
Air	1.5	60%	1.5	58%	(4%)
Packages, Hotels & Other Travel Products	1.0	40%	1.1	42%	(10%)
Total Number of Transactions	2.4	100%	2.6	100%	(6%)

During 2Q19, transactions declined 6% YoY to 2.4 million, principally explained by: i) a mid-single digit contraction in industry gross bookings in Latin America as the Company’s key markets, particularly Argentina and to a lesser extent Brazil, experienced macro volatility and currency depreciation; ii) a shift in marketing investments into branding, which had a positive impact starting late May and continuing into June and July; and iii) the reduction of the exposure to Avianca Brasil, as explained above.

As a result, reported gross bookings declined 6% YoY, to $1,118.1 million, from $1,184.4 million in 2Q18. By contrast, FX Neutral gross bookings increased 15% YoY, exceeding the mid-single digit industry contraction in Latin America.

The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together which can include airline tickets and hotel rooms), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

The share of higher-margin Packages, Hotels and Other Travel Products transactions in 2Q19 was 40% of total transactions, compared with 42% reported in 2Q18. The reduction compared with the prior year mainly remains impacted by a contracting market in Argentina, which accounts for a significant share of Packages, Hotels and Other Travel Products. Standalone package transactions increased by 6% year-on-year.

NPS continued to improve, increasing 380 basis points YoY in 2Q19 reflecting sustained investments in Customer Service to enhance customer satisfaction, a key strategic priority. This was achieved even with softer NPS in Brazil which was negatively impacted by the Avianca Brasil situation.

In 2Q19 the average selling price (“ASP”) increased 23% YoY on an FX neutral basis and 1% on a reported basis to $457 per transaction. As reported ASP growth reflects the FX translation effect from the 32% currency depreciation in Argentina. This was largely offset by: i) mix-shift from domestic to international travel across some key markets, driven by a reduction in industry international air travel prices in certain markets, that had a positive impact on ASPs in the quarter; and ii) higher ASPs in Brazil triggered by increased air-domestic tariffs resulting from the industry contraction following Avianca Brasil’s suspension of operations.

Growth in mobile transactions continued to gain traction with total downloads reaching over 54.5 million at quarter end 2Q19. The number of mobile transactions increased 552 basis points YoY, with 38% of all transactions completed on the mobile platform.

Geographic Breakdown

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
2Q19 vs. 2Q18 - As Reported

	Argentina	Brazil	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(14%)	(14%)	8%	(6%)
Gross Bookings	(31%)	4%	3%	(6%)
ASP ($)	(20%)	20%	(4%)	1%
Revenues				(11%)
Gross Profit				(14%)
2Q19 vs. 2Q18 - FX Neutral Basis

	Argentina	Brazil	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(14%)	(14%)	8%	(6%)
Gross Bookings	30%	13%	8%	15%
ASP ($)	51%	30%	0%	23%
Revenues				5%
Gross Profit				(5%)

During 2Q19, Brazil, Despegar´s largest market, accounting for 39% of total orders, reported a YoY decrease of 14% in transactions, partially explained by a reduction in the exposure to Avianca Brasil, which suspended operations, by softer macro environment, and by the allocation of marketing investments towards branding during the launch of the rebranding campaign. Gross bookings rose 13% YoY on an FX neutral basis, and 4% as reported. Reported ASPs increased 20% YoY (+30% FX neutral) as the industry contraction following the above-mentioned airline suspension of operations triggered an increase in air-domestic tariffs. Continued YoY mix-shift from domestic to international travel this quarter also contributed to higher ASPs.

Argentina remains impacted by adverse macro conditions with annualized inflation at 56% and 32% currency depreciation. These factors, together with the shift of marketing investments towards branding during the launch of the rebranding campaign, led to a 14% decline in transactions, mostly explained by a decrease in international travel. On an FX neutral basis, gross bookings increased 30% YoY and ASPs rose 51%. On a reported basis, gross bookings and ASPs in Argentina decreased YoY by 31% and 20%, respectively.

Across the Rest of Latin America, Despegar reported an increase of 8% in transactions and 3% in gross bookings, while ASPs declined 4% year-over-year to $449 reflecting currency depreciation in the region. On an FX neutral basis, gross bookings rose 8%, while ASPs were flat.

Revenue

Revenue Breakdown[1]

	2Q19		2Q18		% Chg
	$	% of total	$	% of total
Revenue by business segment (in $Ms)
Air	$47.4	41%	$53.2	41%	(11%)
Packages, Hotels & Other Travel Products	$66.7	59%	$75.1	59%	(11%)
Total revenue	$114.1	100%	$128.3	100%	(11%)
Revenue per transaction (in $)
Air	$32.5		$35.1		(8%)
Packages, Hotels & Other Travel Products	$67.5		$68.6		(2%)
Total revenue per transaction	$46.6		$49.2		(5%)

Total revenue margin	10.2%		10.8%		(63) bps
1. Net of sales tax

Total FX neutral revenues increased 5% YoY in 2Q19. In addition to lower industry growth reflecting mainly adverse macro conditions in Argentina and to a lesser extent in Brazil, revenues for the quarter also reflect the allocation of marketing investments towards branding in connection with the Company’s rebranding campaign launched in April 2019, which had a positive impact mid-May and continuing into July. In this context, the Company’s market share remained stable YoY. Additionally, these factors partially offset a positive reversal in mix-shift in 2Q19 towards international travel in some key markets, trend that was also observed in 1Q19.

As reported revenue declined 11% to $114.1 million in 2Q19, from $128.3 million in 2Q18, reflecting a 6% decline in as reported gross bookings impacted by the 32% YoY currency depreciation in Argentina, together with lower revenue margin. Revenue margin declined 63 basis points year-on-year to 10.2% in 2Q19. Two key factors contributed to this performance: i) a reduction in air supplier volume bonuses as a result of lower demand, and ii) reductions in customer fees and discounts in package transactions to support market share growth.

The year-on-year decline in revenue was mainly the result of lower revenues from both Air and Packages, Hotels & Other Travel Products segments in similar proportions. In addition to the weak macro conditions in the quarter and the shift in marketing investments towards branding as discussed above that impacted transactions in the quarter, performance also reflects:

  Air segment revenue was $47.4 million in 2Q19, decreasing 11% YoY from $53.2 million in the year ago quarter. Transactions declined 4% YoY. Higher ASPs in Brazil together with positive mix-shift to international from domestic air travel in some key markets, were offset by several factors, including: i) lower ASPs in Argentina mainly from FX depreciation, ii) lower supplier volume bonuses from lower demand, and iii) the Company’s strategy of lowering air customer fees in several markets to support share gains and drive additional cross-selling opportunities. As a result, revenue per transaction declined 8% YoY.
  Packages, Hotels & Other Travel Products segment revenue declined 11% in 2Q19 to $66.7 million, from $75.1 million in the year-ago quarter. Transactions declined 10% YoY. Revenues per transaction decreased 2% YoY, as the impact from the FX translation and package discounts was partially offset by positive mix-shift to international travel from domestic across some key markets. The Packages, Hotels and Other Travel Products segment accounted for 58.5% of total revenue in 2Q19, similarly flat when compared to 2Q18.

Cost of Revenue and Gross Profit

Cost of Revenue and Gross Profit
(In millions, except as noted)
	2Q19	2Q18	% Chg
Revenue	$114.1	$128.3	(11%)
Cost of Revenue	$40.3	$42.1	(4%)
% of revenues	35%	33%	+255 bps
Gross Profit	$73.7	$86.2	(14%)
Gross Profit Margin	65%	67%	(255) bps
One-time Items
Charges from exposure to Avianca Brasil (Errors)	($1.2)
Cost of Revenue (Excl. One-time items)	$39.1	$42.1	(7%)
Gross Profit (Excl. One-time items)	$74.9	$86.2	(13%)
Gross Profit Margin (Excl. One-time items)	66%	67%	(149) bps

Cost of revenue, which mainly consists of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, declined 4% YoY to $40.3 million in 2Q19 from $42.1 million in 2Q18. As a percentage of revenue, cost of revenue increased by 255 basis points to 35.4% from 32.8% in the year ago quarter.

The absolute year-on-year decline in cost of revenue was primarily driven by lower installment plan costs as the Company reduced the availability of financing. A decline in fulfillment costs due to efficiency gains together with lower credit card processing fees also contributed to the decline in cost of revenue. This was partially offset by a $1.2 million charge from rescheduling passengers that were affected by the suspension of operations of Avianca Brasil to other airlines. Excluding this rescheduling expense, cost of revenues would have declined 7% YoY in 2Q19 to $39.1 million in absolute terms, representing a 149 basis points increase as a percentage of revenues to 34.3%.

On an FX neutral basis, gross profit decreased 5% to $82.2 million. As reported gross profit, decreased 14% year-on-year to $73.7 million in 2Q19, mainly reflecting lower revenues and to a lesser extent the impact of passenger rescheduling costs incurred during the quarter as discussed above.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	2Q19	2Q18	% Chg
Selling and marketing	$50.7	$43.5	17%
% of revenues	44%	34%	+1,056 bps
General and administrative	$21.3	$17.0	25%
% of revenues	19%	13%	+539 bps
Technology and product development	$18.1	$18.7	(3%)
% of revenues	16%	15%	+124 bps
Total operating expenses	$90.0	$79.2	14%
Total operating expenses as a % of revenues	79%	62%	+1,719 bps
One-time Items
Rebranding Campaign Charges	$8.6
Selling and marketing (Excl.One-time items)	$42.1	$43.5	(3%)
% of revenues	37%	34%	+299 bps
Bad Debt due to Exposure to Avianca Brasil	$0.4
General and administrative (Excl. One-time items)	$20.9	$17.0	23%
% of revenues	18%	13%	+506 bps
Total operating expenses (Excl. One-time items)	$81.0	$79.2	2.3%
Total operating expenses as a % of revenues (Excl. One-time items)	71%	62%	+930 bps

Total operating expenses in 2Q19 increased 14% year-over-year to $90.0 million. As a percentage of revenues, total operating expenses rose to 78.9% in 2Q19 from 61.7% in the year-ago quarter. The increase reflects $8.6 million in one-time rebranding costs and bad debt charges of $0.4 million in connection with the suspension of operations of Avianca Brasil which more than offset the benefit from regional currency depreciation, principally in Argentina which typically accounts for approximately half of total operating expenses. Comparable operating expenses in 2Q19, excluding these two one-time expenses, increased 2% YoY to $81 million. As a percentage of revenues, comparable operating expenses increased 930 basis points to 71% in 2Q19 from 62% in 2Q18.

  Selling and marketing (S&M) expenses rose 17% YoY to $50.7 million, from $43.5 million in 2Q18. This increase was mainly explained by the launch of a rebranding campaign in April along with a multi-channel advertising campaign which resulted in incremental S&M costs of $8.6 million in 2Q19, representing additional rebranding investment. Excluding the one-time rebranding cost, comparable S&M expenses for 2Q19 would have decreased 3% to $42.1 million. On a per transaction basis, comparable S&M increased 3% to $17.2 from $16.7 per transaction in 2Q18, reflecting the 6% decline in transactions as explained above. As a percentage of revenues, comparable S&M expenses increased 299 basis points to 36.9% in 2Q19, from 34% in 2Q18.
  General and administrative (G&A) expenses increased 25% YoY to $21.3 million, from $17.0 million in 2Q18. Excluding the one-time $0.4 million in bad debt charges in connection with the suspension of operations of Avianca Brasil in the quarter, comparable G&A would have increased 23% YoY to $20.9 million in 2Q19. Comparable G&A as a percentage of revenues, increased 506 basis points to 18% in 2Q19 from 13% in 2Q18 reflecting the impact of export rights tax on services introduced in Argentina in January 2019 equivalent to $2.1 million, and a $1.8 million increase in stock-based compensation, along with lower cost dilution.
  Technology and product development expenses declined 3% year-over-year to $18.1 million in 2Q19, from $18.7 million in 2Q18 reflecting lower US dollar expenses from currency depreciation in Argentina where the majority of headcount is based. Lower expenses also reflect the higher capitalization of these costs aligned to industry standards. This was partially compensated by a 15% YoY increase in headcount as the Company continues to introduce new services and functionalities on its platform. As a percentage of revenue, technology and product expenses increased by 124 basis points year-over-year to 15.8% reflecting lower cost dilution in the quarter.

Financial Income/Expenses

In 2Q19, Despegar reported a net financial expense of $1.7 million compared to $5.3 million in 2Q18. The decrease was principally due to foreign exchange gains from currency revaluation in Argentina, Brazil and Mexico, and higher interest income from invested cash balances. Savings were partially offset by higher credit card receivable factoring expenses in Brazil as a result of the increase in the discounted amounts.

Income Taxes

The Company reported an income tax gain of $1.5 million in 2Q19, compared to an expense of $0.5 million in 2Q18. The effective tax rate in 2Q19 was 8%, compared to 28% in 2Q18. The variation is mainly driven by the recognition of lower deferred tax assets due to "knowledge-based-Economy" Promotional Regime enacted in Argentina, which reduces income tax rate to 15% since FY 2020.

Adjusted EBITDA & Margin

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	2Q19	2Q18	% Chg
Net income/ (loss)	($16.5)	$1.2	(1428%)
Add (deduct):
Financial expense, net	$1.7	$5.3	(69%)
Income tax expense	($1.5)	$0.5	(415%)
Depreciation expense	$2.7	$1.5	82%
Amortization of intangible assets	$3.1	$2.2	39%
Share-based compensation expense	$3.2	$1.3	152%
Adjusted EBITDA	($7.3)	$12.0	(161%)
Adjusted EBITDA Margin	-6.4%	9.3%	(1,575) bps
One-time Items	($10.2)
Charges from exposure to Avianca Brasil	($1.6)
Rebranding Charges	($8.6)
Adjusted EBITDA (Excl. One-time items)	$2.9	$12.0	(76%)
Adjusted EBITDA Margin (Excl. One-time items)	2.5%	9.3%	(680) bps

Reported Adjusted EBITDA was a $7.3 million loss in 2Q19 compared to a positive $12 million in 2Q18. This resulted in a negative Adjusted EBITDA margin of 6.4% for 2Q19, compared with a positive margin of 9.3% in the same quarter last year.

Excluding the following one-time costs: i) $8.6 million incurred in the rebranding campaign, ii) $1.2 million from rescheduling passengers and iii) $0.4 million in bad debt, the two latter items resulting from the suspension of operations of Avianca Brasil, comparable Adjusted EBITDA would have been $2.9 million. This reflected mainly the challenging macro environment in Argentina and to a lesser extent in Brazil, as well as the shift in marketing investments towards branding which had a positive impact starting late May and continuing into June and July. Lower supplier bonuses from softer volumes together with a reduction in customer fees and price discounts in packages to support top line growth also contributed to this performance.

Balance Sheet and Cash Flow

Unrestricted cash and cash equivalents, including restricted cash, at June 30, 2019 was $322.2 million. During the quarter, cash and cash equivalents increased by $6.2 million, while the total debt balance increased by $10.4 million. Additionally, during the quarter, the Company repurchased 214,800 shares for a total cost of $2.9 million under a previously authorized share buyback program.

Despegar generated cash flow from operating activities of $15.9 million compared to cash generation of $0.3 million in 2Q18. This increased cash flow generation resulted mainly from an increase in Tourist Payables due to higher average payment days in comparison with 2Q18, together with a decrease in other assets and prepaid expenses driven by a decline in marketing advances, advances to suppliers, and incentive receivables. This was partially offset by a higher credit card receivable balance.

During 2Q19, the Company’s capital expenditures were $17.0 million compared to $7.8 million during the same quarter in the prior year. Funds were primarily used for technology hardware and office expansion and for the Viajes Falabella acquisition first installment of $4.5 million, net of cash acquired.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the Net financial income/(expense) line of the income statement instead of Other comprehensive income.

Recent Events

Despegar Completes the Acquisition of Viajes Falabella in Chile, Peru, Colombia and Argentina

On June 7, 2019, Despegar completed the previously announced acquisition of Viajes Falabella in Chile, Peru and Argentina. Subsequently, on July 31, 2019, Despegar closed the acquisition of Viajes Falabella’s Colombian operations, following the approval of the relevant antitrust authority. The transaction provides customers of both companies with access to an enhanced travel and tourism product and service offering, wherever and however they want to book travel (Mobile, online, Apps, call center and store-within-store locations). In addition, customers can access exclusive discounts, earn double CMR Points Falabella’s loyalty program, both at Viajes Falabella and Despegar, as well as an expanded product offering in exchange for CMR Points at Viajes Falabella. According to Viajes Falabella, during 2018 the company recorded revenues and EBITDA of approximately $50 million, and $3.5 million, respectively. Approximately 65% of its revenues are derived from tourist packages reinforcing Despegar’s strategy of offering higher value-added products oriented to enhancing the travel experience of its customers.

Despegar Signs 10-year Exclusive Regional Cobrand Agreement with Mastercard

On March 29, 2019, Despegar signed a 10-year exclusive regional co-brand agreement with Mastercard across five key markets in Latin America - Mexico, Colombia, Chile, Peru and Ecuador. The agreement includes commitments from Despegar to launch a co-branded credit card across the five markets as well as to integrate Mastercard Rewards System (MRS) as a vendor – facilitating MRS redemptions on Despegar’s platform.

MOBI724 (TSX-V; MOS) Announces Launch of Travel & Entertainment Offering with Promerica Financial and Despegar (NYSE; DESP)

Despegar and Promerica Financial Corporation, which operates commercial banks in 9 countries in Central and South America, and the Caribbean, have an agreement whereby Promerica’s customers can use their loyalty points to book and pay for Despegar products and services on the Despegar.com website. For Despegar, this is another customer acquisition tool. This agreement has been in place since late 2018.

More recently, on May 17, 2019, MOBI724 Global Solutions Inc., a global Fintech company, announced that its wholly owned subsidiary, MOBI724 Smart Transactions Inc., signed a 3-year regional agreement with Promerica Financial Corporation to enable Grupo Promerica’s cardholders to use their accumulated points to purchase travel and entertainment products offered by Despegar through MOBI724’s fintech platform.

The announcement from MOBI724 lays out how the points redemption program between Despegar and Promerica will be implemented from the technology platform aspect. In addition, MOBI724 will generate booking fees from the sales processed through its platform. All companies expect the integration of the platforms to be up and running before year end.

Subsequent Events

Board of Directors Approves New Share Repurchase Program

On August 1, 2019, the Company’s Board of Directors approved a new share repurchase program (the “2019/2020 Share Repurchase Program”) that enables the Company to repurchase up to $100 million of its shares. The 2019/2020 Share Repurchase Program becomes effective on August 8, 2019, and expires one year thereafter. Share repurchases may be undertaken through a variety of methods, including pursuant to trading plans adopted in accordance with Rule 10b5‐1 of the Exchange Act, or through open market or privately negotiated transactions, in accordance with applicable law. The Company intends to enter into a 10b5-1 trading plan under the 2019/2020 Share Repurchase Program.

The timing and number of shares repurchased pursuant to the 2019/2020 Share Repurchase Program may depend on a variety of factors, including price, general business and market conditions, alternative investment opportunities and other factors. The Company is not obligated to acquire any specific number of shares under the 2019/2020 Share Repurchase Program, and the program may be suspended, terminated or modified at any time for any reason, in accordance with applicable law.

The prior share repurchase program, which was approved by the Board of Directors on August 9, 2018 (the “2018/2019 Share Repurchase Program”), will be terminated effective August 9, 2019. The 2018/2019 Share Repurchase Program authorized the Company to repurchase up to $75 million of its shares, and to date, the Company has repurchased approximately $46 million of shares under the prior program.

2Q19 Earnings Conference Call

When:	8:00 a.m. Eastern time, August 8, 2019
Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Ms. Natalia Nirenberg, Investor Relations

Dial-in: 1-844-750-4865 (U.S. domestic); 1-412-317-5275 (International)

Webcast:	CLICK HERE

Definitions and concepts

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of each month of 2018 and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Revenue: The Company reports its revenue on a net basis, and in some cases on a gross basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appears in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the first quarter of 2018, the Company has recognized more revenue associated with those bookings in the fourth quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 512,000 accommodation options, as well as approximately 1,190 car rental agencies and approximately 326 destination services suppliers with more than 5,690 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month period ended June 30, 2019 (in thousands U.S. dollars, except as noted)

	2Q19	2Q18	% Chg
Revenue	$114,087	$128,259	(11%)
Cost of revenue	40,342	42,088	(4%)
Gross profit	73,745	86,171	(14%)
Operating expenses
Selling and marketing	50,701	43,450	17%
General and administrative	21,254	16,986	25%
Technology and product development	18,077	18,732	(3%)
Total operating expenses	90,032	79,168	14%

Operating income	(16,287)	7,003	(333%)
Net financial income (expense)	(1,663)	(5,292)	(69%)
Net income before income taxes	(17,950)	1,711	(1149%)
Income tax expense	(1,483)	471	(415%)
Net income	(16,467)	1,240	(1428%)

Basic EPS (in $)	(0.24)	0.02	(1422%)
Diluted EPS (in $)	(0.23)	0.02	(1400%)

Basic shares weighted average[1]	69,497	69,179
Diluted shares weighted average[1]	70,652	69,189
As a % of Revenues
Cost of revenue	35.4%	32.8%	+255 bps
Gross profit	64.6%	67.2%	(255) bps
Operating expenses
Selling and marketing	44.4%	33.9%	+1,056 bps
General and administrative	18.6%	13.2%	+539 bps
Technology and product development	15.8%	14.6%	+124 bps
Total operating expenses	78.9%	61.7%	+1,719 bps
Operating income	-14.3%	5.5%	(1,974) bps
Net income before income taxes	-15.7%	1.3%	(1,707) bps
Net income	-14.4%	1.0%	(1,540) bps
1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	Pro Forma
	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
FINANCIAL RESULTS
Revenue	$124,999	$123,462	$131,468	$144,011	$148,593	$128,259	$121,247	$132,515	$133,114	$114,087
Revenue Recognition Adjustment	($3,321)	($59)	$1,310	$7,578
Cost of revenue	31,140	35,087	37,869	38,383	43,646	42,088	36,673	49,703	45,245	40,342
Gross profit	90,538	88,316	94,909	113,206	104,947	86,171	84,574	82,812	87,869	73,745
Operating expenses
Selling and marketing	35,546	43,289	41,097	46,356	46,410	43,450	41,572	42,925	40,933	50,701
General and administrative	18,869	18,618	15,318	19,821	15,888	16,986	17,130	17,599	20,638	21,254
Technology and product development	15,408	17,644	18,907	19,349	19,225	18,732	16,821	16,376	18,713	18,077
Total operating expenses	69,823	79,551	75,322	85,526	81,523	79,168	75,523	76,900	80,284	90,032

Operating income	20,715	8,765	19,587	27,680	23,424	7,003	9,051	5,912	7,585	(16,287)
Net financial income (expense)	(6,156)	(1,611)	(2,880)	(6,232)	(2,831)	(5,292)	(11,026)	(18)	(5,220)	(1,663)
Net income before income taxes	14,559	7,154	16,707	21,448	20,593	1,711	(1,975)	5,894	2,365	(17,950)
Adj. Net Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864	479	(1,483)
Income tax expense	2,486	3,806	4,190	1,512	4,235	471	(501)	2,864	479	(1,483)
Adjustment	$68	($448)	($183)	($1,105)
Net income /(loss)	12,141	2,900	12,334	18,831	16,358	1,240	(1,474)	3,030	1,886	(16,467)

KEY METRICS
Operational
Gross bookings	$1,019,102	$1,061,026	$1,116,022	$1,258,398	$1,231,496	$1,184,355	$1,092,287	$1,207,186	$1,157,512	$1,118,134
- YoY growth	54%	40%	32%	26%	21%	12%	(2%)	(4%)	(6%)	(6%)
Number of transactions	2,129	2,210	2,298	2,419	2,514	2,607	2,596	2,676	2,652	2,448
- YoY growth	30%	30%	25%	19%	18%	18%	13%	11%	5%	(6%)
Air	1,246	1,324	1,328	1,386	1,362	1,513	1,512	1,557	1,517	1,459
- YoY growth	34%	31%	22%	13%	9%	14%	14%	12%	11%	(4%)
Packages, Hotels & Other Travel Products	883	886	970	1,033	1,152	1,094	1,085	1,119	1,135	989
- YoY growth	25%	27%	29%	27%	30%	23%	12%	8%	(1%)	(10%)
Revenue per transaction	$57.2	$55.8	$57.8	$62.7	$59.1	$49.2	$46.7	$49.5	$50.2	$46.6
- YoY growth					3%	(12%)	(18%)	(21%)	(15%)	(5%)
Air	$45.6	$45.2	$44.3	$47.7	$44.7	$35.1	$33.4	$32.3	$32.8	$32.5
- YoY growth					(2%)	(22%)	(25%)	(32%)	(27%)	(8%)
Packages, Hotels & Other Travel Products	$73.5	$71.7	$76.2	$82.7	$76.2	$68.6	$65.2	$73.5	$73.5	$67.5
- YoY growth					4%	(4%)	(14%)	(11%)	(4%)	(2%)
ASPs	$479	$480	$486	$520	$490	$454	$421	$451	$436	$457
- YoY growth	18%	8%	6%	6%	2%	(5%)	(13%)	(13%)	(11%)	1%

Net income/ (loss)	$12,141	$2,900	$12,334	$18,831	$16,358	$1,240	($1,474)	$3,030	$1,886	($16,467)
Add (deduct):
Financial expense, net	6,156	1,611	2,880	6,232	2,831	5,292	11,026	18	5,220	1,663
Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864	479	(1,483)
Depreciation expense	1,343	1,362	1,337	1,033	859	1,475	1,338	1,676	845	2,683
Amortization of intangible assets	1,517	2,039	2,454	2,741	2,018	2,228	2,738	3,156	3,753	3,089
Share-based compensation expense	1,176	930	959	1,224	983	1,266	1,393	3,124	2,999	3,192
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972	$14,520	$13,868	$15,182	($7,323)

Unaudited Consolidated Balance Sheets as of June 30, 2019 (in thousands U.S. dollars, except as noted)

	As of June 30, 2019	As of March 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$317,522	$311,657
Restricted cash and cash equivalents	$4,711	$4,390
Accounts receivable, net of allowances	$239,705	$214,173
Related party receivable	7,396	8,606
Other current assets and prepaid expenses	60,065	75,877
Total current assets	629,399	614,703
Non-current assets
Other Assets	17,241	14,119
Restricted cash and cash equivalents	–	–
Right of use	8,589	5,818
Property and equipment net	21,102	19,767
Intangible assets, net	45,832	40,745
Goodwill	49,319	36,162
Total non-current assets	142,083	116,611
TOTAL ASSETS	771,482	731,314
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	49,253	46,086
Travel suppliers payable	186,645	160,988
Related party payable	79,664	82,378
Loans and other financial liabilities	18,839	8,423
Deferred Revenue	8,941	8,560
Other liabilities	49,871	35,345
Contingent liabilities	5,616	4,082
Lease liabilities	3,455	–
Total current liabilities	402,284	345,862
Non-current liabilities
Other liabilities	451	361
Contingent liabilities	1,807	2,052
Lease liabilities	4,368	5,456
Related party liability	125,000	125,000
Total non-current liabilities	131,626	132,869
TOTAL LIABILITIES	533,910	478,731

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	259,741	259,781
Additional paid-in capital	323,331	320,099
Other reserves	(728)	(728)
Accumulated other comprehensive income	4,378	3,175
Accumulated losses	(320,182)	(303,714)
Treasury Stock	(28,968)	(26,030)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	237,572	252,583
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	771,482	731,314

Unaudited Statements of Cash Flows for the three-month period ended June 30, 2019 and 2018

(in thousands U.S. dollars, except as noted)

	3 months ended June 30,
	2019	2018
Cash flows from operating activities
Net income	($16,467)	$1,240
Adjustments to reconcile net income to net cash flow from operating activities
Unrealized foreign currency translation losses	(898)	861
Depreciation expense	2,683	1,475
Amortization of intangible assets	3,089	2,228
Disposals of property and equipment	597	–
Stock based compensation expense	3,192	1,266
Interest and penalties	74	(257)
Income taxes	(2,375)	142
Allowance for doubtful accounts	589	(330)
Provision / (recovery) for contingencies	1,165	609
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	(23,782)	179
(Increase) / Decrease in related party receivables	1,212	68
(Increase) / Decrease in other assets and prepaid expenses	13,543	(16,871)
Increase / (Decrease) in accounts payable and accrued expenses	2,901	(1,970)
Increase / (Decrease) in travel suppliers payable	25,103	5,427
Increase / (Decrease) in other liabilities	7,988	7,134
Increase / (Decrease) in contingencies	100	(3,780)
Increase / (Decrease) in related party liabilities	(3,117)	3,688
Increase / (Decrease) in deferred revenue	356	(818)
Net cash flows provided by / (used in) operating activities	15,953	291
Cash flows from investing activities
Payments for acquired business, net of cash acquired	(4,482)	–
Acquisition of property and equipment	(4,490)	(3,851)
Increase of intangible assets including internal-use software and website development	(8,029)	(3,987)
Net cash (used in) /provided by investing activities	(17,001)	(7,838)
Cash flows from financing activities
Increase / (Decrease) in loans and other financial liabilities	9,910	9,357
Capital contributions	–	–
Lease obligations	(402)	–
Treasury Stock	(2,938)
Net cash (used in) / provided by financing activities	6,570	9,357
Effect of exchange rate changes on cash, cash equivalents and restricted cash	664	(13,653)
Net increase / (decrease) in cash, cash equivalents and restricted cash	6,186	(11,843)
Cash, cash equivalents and restricted cash as of beginning of the period	316,047	425,349
Cash, cash equivalents and restricted cash as of end of the period	322,233	413,506

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2018 and applying them to the corresponding months in 2019, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month period ended June 30, 2019:

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
2Q19 vs. 2Q18 - As Reported
	Argentina			Brazil			Rest of Latin America			Total
	2Q19	2Q18	% Chg.	2Q19	2Q18	% Chg.	2Q19	2Q18	% Chg.	2Q19	2Q18	% Chg.
Transactions ('000)	496	577	(14.0%)	948	1,098	(13.7%)	1,004	932	7.7%	2,448	2,607	(6.1%)
Gross Bookings	216	312	(30.9%)	452	435	4.0%	450	437	2.9%	1,118	1,184	(5.6%)
ASP ($)	435	541	(19.6%)	477	396	20.4%	448	469	(4.4%)	457	454	0.5%
Revenues										114	128	(11.1%)
Gross Profit										74	86	(14.4%)

2Q19 vs. 2Q18 - FX Neutral Basis
	Argentina			Brazil			Rest of Latin America			Total
	2Q19	2Q18	% Chg.	2Q19	2Q18	% Chg.	2Q19	2Q18	% Chg.	2Q19	2Q18	% Chg.
Transactions ('000)	496	577	(14.0%)	948	1,098	(13.7%)	1,004	932	7.7%	2,448	2,607	(6.1%)
Gross Bookings	405	312	29.8%	490	435	12.6%	471	437	7.7%	1,366	1,184	15.3%
ASP ($)	816	541	50.8%	517	396	30.4%	469	469	0.0%	558	454	22.8%
Revenues										135	128	5.1%
Gross Profit										82	86	(4.6%)

Contacts

IR
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/  Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: August 8, 2019